UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      For the period April 1, 2009 to March 31, 2010

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      For the transition period from ______________ to ______________

COMMISSION FILE NUMBER 000-26621

1999 National Information Consortium Employee Stock Purchase Plan
(Full title of the plan)

NIC INC.
25501 W. Valley Parkway, Suite 300
Olathe, Kansas 66061
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Financial Condition as of March 31, 2010 and 2009	2

Statements of Operations and Changes in Plan Equity for the years ended March 31, 2010, 2009,
and 2008	3

Notes to Financial Statements	4-6

Signatures	7

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)	8

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
1999 National Information Consortium Employee Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in plan equity present fairly, in all material respects, the financial position of the 1999 National Information Consortium Employee Stock Purchase Plan (the “Plan”) at March 31, 2010 and 2009, and the results of its operations and changes in plan equity for the years ended March 31, 2010, 2009, and 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Kansas City, Missouri
June 29, 2010

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Statements of Financial Condition
March 31, 2010 and 2009

	2010	2009

Assets
Receivable from NIC Inc.	$367	$300

Total assets	$367	$300

Liabilities and Plan Equity
Residual participant contributions	$367	$300
Total liabilities	367	300

Plan equity	-	-

Total liabilities and plan equity	$367	$300

The accompanying notes are an integral part of these financial statements.

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Statements of Operations and Changes in Plan Equity
Years Ended March 31, 2010, 2009, and 2008

	2010	2009	2008

Participant contributions	$693,653	$482,970	$316,726

Purchases of NIC Inc. common stock	(679,277)	(465,086)	(279,779)

Participant withdrawals	(14,009)	(17,584)	(36,765)

Residual contribution amounts reserved for participants	(367)	(300)	(182)

Net additions	-	-	-

Plan equity at beginning of period	-	-	-

Plan equity at end of period	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Notes to Financial Statements
March 31, 2010, 2009, and 2008

1.	Description of Plan

The purpose of the 1999 National Information Consortium Employee Stock Purchase Plan (the “Plan”) is to provide employees of NIC Inc., formerly National Information Consortium, Inc., a Delaware corporation (the “Company”), an opportunity to purchase common stock of the Company.  By means of the Plan, the Company seeks to attract and retain the services of persons of ability as employees and motivate such employees to exert their best efforts on behalf of the Company, any affiliate or other shareholder of the Company.  Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was adopted by the Board of Directors of the Company on April 14, 1999 and by the shareholders at its Annual Meeting on May 4, 1999.

The Plan year end is March 31.  The date of inception was April 1, 2001.

Common stock for the Plan is issued directly from the Company’s authorized but unissued shares.  The aggregate number of shares that may be issued under the Plan cannot exceed 2,321,688.  At March 31, 2010, there are 1,715,352 shares remaining that are available to be purchased through the Plan.

Eligibility
An offering period is a twelve-month period beginning on April 1 of each year and ending on March 31 of each year (the “Offering Period”).  Each eligible employee may enroll in the Plan during the open enrollment period, which is typically two weeks prior to the start of an Offering Period.

Employees of the Company are eligible to participate in the Plan if the employee has been continuously employed for three months as of the start of an Offering Period.  In addition, the employee must work at least 20 hours per week for at least five months during a calendar year.

Contributions
A Plan participant may contribute from 1% to 15% of the participant’s “compensation,” as defined in the Plan, through after-tax payroll deductions during the Offering Period.  Participants can increase, decrease or suspend their withholding percentage during an Offering Period.  Additionally, a participant cannot accrue at a rate that exceeds $25,000 for a calendar year, as measured by the fair market value of shares (based on the fair market value of a share on the first day of an Offering Period).  The Company holds contributions until the end of the Offering Period at which point the Company issues shares for the contributions received.  No interest is paid or accrued on the participants’ payroll deductions.  Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes.  In accordance with the Plan, the Company has no obligation to segregate employee payroll deductions from any other funds of the Company or to hold funds representing the same pending the application of such amount to the purchase of shares at the end of each Offering Period.

Any accumulated contribution amount that is insufficient to purchase a whole share of common stock at the end of an Offering Period is carried forward and applied to the purchase of whole shares of stock in future Offering Periods or refunded to the participant upon withdrawal from the Plan.  Such amounts are recorded as “Residual participant contributions” in the Statements of Financial Condition.

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Notes to Financial Statements
March 31, 2010, 2009 and 2008

Participant withdrawals
Participants may choose to withdraw from the Plan at any time during an Offering Period.  Participants who terminate their employment with the Company are not eligible to continue participation in the Plan.  Upon withdrawal, termination from employment or death, any accumulated contributions during an Offering Period are distributed to the employee or beneficiary, without interest, by the Company.

As of March 31, 2010, amounts due to participants who withdrew from the Plan totalled $3,138; however, such amounts were not paid to participants until after the Plan year.  As of March 31, 2009, amounts due to participants who withdrew from the Plan totalled $20; however, such amounts were not paid to participants until after the Plan year.

Stock purchase provisions
On the first day of the Offering Period (the “Grant Date”), eligible employees are granted the option to purchase whole shares of the Company’s common stock.  On the last day of the Offering Period (the “Purchase Date”), the Company issues common stock to the participants.  The purchase price per share of common stock issued by the Company is 85% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date.  Fair market value is determined using the closing price of the Company’s common stock as listed on the NASDAQ Global Select Market.  All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.

Shares purchased pursuant to the Plan for the Offering Periods ended March 31, 2010, 2009, and 2008 were 154,874 shares, 105,223 shares, and 61,683 shares, respectively.  For the Offering Periods ended March 31, 2010, 2009, and 2008, the purchase price per share of common stock was $4.386, $4.420, and $4.539, respectively.

Plan administration
The Plan is administered by the Compensation Committee of the Company’s Board of Directors.  The Company pays all expenses of the Plan.  Administrative expenses related to the Plan amounted to approximately $9,000 for each of the periods ended March 31, 2010, 2009 and 2008.

Plan termination
Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  In the event the Plan is terminated, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2.    Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Notes to Financial Statements
March 31, 2010, 2009 and 2008

3.     Federal Income Taxes

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the “Code”).  Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. The Plan’s management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1999 National Information Consortium
Employee Stock Purchase Plan

Date:           June 29, 2010                                                                    By:          /s/ William F. Bradley, Jr.
William F. Bradley, Jr.
Chief Operating Officer and
General Counsel
NIC Inc.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-83171) of NIC Inc. of our report dated June 29, 2010 relating to the financial statements of the 1999 National Information Consortium Employee Stock Purchase Plan, which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP

Kansas City, Missouri
June 29, 2010